Exhibit 12.1

Ratio of earnings to fixed charges

	Predecessor					Successor	Pro-Forma
	Fiscal Year Ended				January 31, 2010 to November 22, 2010	November 23, 2010 to January 29, 2011	Year Ended January 29, 2011
	February 3, 2007	February 2, 2008	January 31, 2009	January 30, 2010
				(in thousands)
Rent expense
Total rent expense	$55,618	$59,533	$68,551	$75,278	$65,934	$15,863	$81,797

Fixed Charges
Interest expense	232	179	208	243	248	17,387	91,375
Estimate of the interest within operating leases	18,354	19,646	22,622	24,842	21,758	5,235	26,993

Fixed Charges	18,586	19,825	22,830	25,085	22,006	22,622	118,368

Earnings (loss)
Earnings (loss) before income taxes	112,806	133,444	149,639	164,733	88,013	(33,076)	62,317
Plus: fixed charges	18,586	19,825	22,830	25,085	22,006	22,622	118,368

	131,392	153,269	172,469	189,818	110,019	(10,454)	180,685

Other Financial Data
Ratio of earnings to fixed charges (a)	7.1 x	7.7 x	7.6 x	7.6 x	5.0 x	—	1.5x

(a)	With respect to the period from November 23, 2010 to January 29, 2011, our earnings were insufficient to cover our fixed charges by $10.5 million.